CONSENT OF GUY WIID

In connection with the technical information attributed to the undersigned in the following reports or documents, each of which are incorporated by reference into the registration statement on Form 40-F (the "Form 40-F") being filed by B2Gold Corp. (the "Company") with the United States Securities and Exchange Commission, the undersigned hereby consents to reference to the undersigned's name and the following report or document, or the information derived from the following report or document, being incorporated by reference into the Form 40-F:

1) the report dated February 25, 2013 entitled, "NI 43-101 Technical Report Feasibility Study: Otjikoto Gold Project, Province of Otjozondjupa, Republic of Namibia" (the "Otjikoto Report");
2) the press release dated January 10, 2013 which includes information relating to the Otjikoto Report and the properties described therein; and
3) the Company's annual information form dated March 28, 2013 which includes references to my name in connection with information relating to the Otjikoto Report and the properties described therein.

The information referred to in abovementioned reports originates from a report dated November 2012 and entitled, "Definitive Feasibility Design Report of the Otjikoto Mine Residue Disposal Facilities" (The Epoch Report - Project No: 172-001), with the exception of the summary estimates of expenditure on the Tailings Storage Facility (TSF). The estimated costs associated with the development of the TSF reflected in the Otjikoto Report have been updated by B2Gold subsequent to the finalization of the Epoch Report.

By: Guy Wiid

Date: April 30, 2013